American Bonanza Provides Copperstone Gold Mine Progress for February 2013

March 22, 2013 - American Bonanza Gold Corp. (TSX: BZA, OTCQX: ABGFF) ("Bonanza” or "Company") is pleased to announce progress at the 100% owned Copperstone gold mine in Arizona during February.

The mine has made significant progress since January, when it experienced the short-term impact of an influenza outbreak, as it continues to ramp up to the design rate of 450 tons of ore per day. February highlights included:

1.	Ore grade - increase of 42% resulting in an increase of ounces shipped
2.	Development mining progress - increase of 32% on January’s figures
3.	Gold ounces shipped - up by 68% from January’s figures
4.	C Zone and D Zone - breakthrough area now connected allowing for better material haulage & ventilation
5.	Senior team hires - New Mine Manager and new Chief Geologist starting in mid-March

Production Summary (see below for detailed breakdown of figures)

Development Mining	Oct	Nov	Dec	Jan	Feb
Zones	3	5	5	< 4	7
Development mined	153 t/d	337 t/d	302 t/d	146 t/d	253 t/d
Ore Mining
Total rock mined	291 t/d	605 t/d	612 t/d	463 t/d	562 t/d
Ore mined	139 t/d	269 t/d	310 t/d	317 t/d	308 t/d
Rounds per day mined	> 2.5	5	5	5	4.3
Ore Processing
Ore processed	360 t/d	351 t/d	334 t/d	322 t/d	315 t/d
Mill recovery	72%	72%	68%	82%	86%
Concentrates
Gravity concentrate	42 Oz/t	25 Oz/t	48 Oz/t	15 Oz/ t	47 Oz/t
Flotation concentrate	17 Oz/t	13 Oz/t	69 Oz/t	23 Oz/t	30 Oz/t
Gold shipped	902 Oz	650 Oz	1,118 Oz	520 Oz	878 Oz

Development Mining
During February, development mining accelerated to 458 feet of development, and extraction of 253 tons per day, representing a 32% increase on January’s figures. This is a result of increased available manpower after the short-term influenza outbreak that affected over 50% of the personnel at the mine in January. Development also increased as the mine focus was on catching up development mining that fell behind in January.

This release was reviewed by Douglas Wood, P.G., Vice President, Exploration of Bonanza, a non-independent Qualified Person within the meaning of NI 43-101.

Ore Mining
Ore mined in February was down slightly on January’s figures due to the focus on catching up on development time lost in January. The mine performance continued at an average of 4.3 rounds of mining progress per day. The mine was able to take longer rounds due to dry conditions and better ventilation.

The mine also focused on dilution control with access to more stopes of better grade material to mine towards the end of the month. This increase in ore grade from 0.059 to 0.101 resulted in an increase in gold shipped of 878 ounces. The mine continues to focus on increasing the number of active headings to 11 to maximize grade control and maintain a steadier feed grade to the mill.

The C and D Zones were connected during February which allows the mine to improve truck haulage and improve ventilation. The breakthrough connected the C and D zones and acted as a loop, which allowed for a significant amount of hard ventilation piping and extra fan usage to be eliminated.

Ore Processing
Mill recovery during February averaged 86% showing that processing rates are continually improving toward the design rate of 90%.

Ore tonnage processed through the plant was slightly down at 315 t/d compared to January’s figures of 322 t/d as the team minimized processing low grade stockpile material through the mill, and due to the continued development to build a stockpile of ore for grade management.

Concentrates
878 ounces of gold were shipped during February showing a considerable improvement on January’s figures as the mine and processing plant recover from the impact of the manpower shortage in January. Concentrate grades for the gravity circuit averaged 47 ounces of gold per ton, and the flotation concentrate grades averaged 30 ounces of gold per ton. The gravity circuit continues to outperform expectations. A small Knelson concentrator is being set-up to on the tailings line to see if further gold can be collected from tails by gravity methods. The tails Knelson went on-line March 9th.

Senior Team Hires
American Bonanza Gold Corp. is delighted to announce the appointments of Andy Patton as the new Mine Manager of the Copperstone Mine, and Lawrence Buss as the new Chief Geologist:

  Mr. Patton brings a considerable wealth of experience to the project having worked for 23 years in mine administration, strategic planning and production management for organizations including American Barrick, Canadian Salt and De Beers.
  Mr. Buss brings significant geological experience to the project having worked for 32 years in geology, production, evaluation, and exploration for gold mining companies such as Appollo Gold, Goldcorp, and North American. Mr. Buss also brings significant modeling and block interpretation skills to Bonanza.

Mr. Brian Kirwin, President & CEO, commented: "The Copperstone Mine team continues to make good progress towards design rate, and during February, they worked to overcome the issues we faced in January due to manpower shortages. We also welcome Andy Patton and Lawrence Buss to the team and also their contribution in helping to bring the mine up to planned design rate in the near future”.

Mine and mill performance for the full month of March will be announced during mid-April.

- Ends -

This release was reviewed by Douglas Wood, P.G., Vice President, Exploration of Bonanza, a non-independent Qualified Person within the meaning of NI 43-101.

About American Bonanza Gold Corp: Bonanza is operating the newly constructed Copperstone gold mine in Arizona. For more information please visit Bonanza’s website at www.americanbonanza.com.

For further information: please contact James Bagwell on 1-877-688-7523 or Emma Nicholson on +44-207-993-6975. Or email us at info@americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin, President & Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This news release includes certain statements and information that may contain forward-looking information within the meaning of applicable Canadian securities laws. All statements in this news release, other than statements of historical facts, including but not limited to the expected increase in head grades, that concentrate grades will improve with optimization of the processing plant and increased tonnages, that changes to the gravity circuit will optimize recoveries, that the processing plant will adapt more readily to changing grades resulting in greater gold recoveries, that the Company will be able to continue increasing throughput to the processing plant up to design levels, the tons mined will continue increasing to design levels, the likelihood of profitable commercial mining, possible future financings, rates and performance of mine and mill production, ground conditions for underground mining, the granting of future key permits, estimated metal production and the timing thereof; and any capital and operating and cash flow estimates and operating costs is forward-looking information. Forward-looking statements or information also include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Mining exploration and development is an inherently risky business, and accordingly the actual events may differ materially from those projected in the forward-looking statements. This forward looking information is based on the reasonable expectations and assumptions of management including: rock quality, gold recoveries, mine and mill equipment performance, civil stability, the maintenance of the current regulatory environment, the continuation of current labor markets,the experience of miners and plant staff, and a stable geological environment. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "potential", "is expected", "anticipated", "is targeted", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; future metals price fluctuations, speculative nature of exploration activities; unsuccessful exploration results, periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of exploration, gold recovery in the processing plant and mining equipment to perform as expected; labor disputes; supply problems; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; that grades of material mined do not meet expected grades; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees or management personnel; general economic conditions; as well as those factors discussed in the section entitled "Risk Factors" in the Company's Form 20-F and other public disclosure filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company seeks Safe Harbor, and disclaims any intent or obligation to update forward-looking statements or information except as required by law, and the reader is referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

This release was reviewed by Douglas Wood, P.G., Vice President, Exploration of Bonanza, a non-independent Qualified Person within the meaning of NI 43-101.